Exhibit 12.1

Inland Real Estate Corporation

Ratios of Earnings to Fixed Charges

	Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended	ended
	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04

Income
Rental income	130,409	129,229	126,359	127,835	136,225
Tenant Recoveries	51,974	50,299	45,930	47,817	50,516
Other Property Income	3,478	2,967	1,092	756	721
Fee income from unconsolidated joint ventures	5,631	4,336	2,475	1,405	—
Total Income	191,492	186,831	175,856	177,813	187,462

Expenses
Property Operating Expenses	30,347	25,732	20,159	23,866	24,998
Real Estate Tax Expense	30,566	31,083	31,478	31,525	32,562
Depreciation and Amortization Exp	44,598	41,781	40,164	40,140	38,636
General and Administrative Exp	12,991	11,903	10,722	8,976	9,553
Total Expenses	118,502	110,499	102,523	104,507	105,749

Operating Income	72,990	76,332	73,333	73,306	81,713

Other Income	4,613	5,387	5,696	9,321	5,709
Interest Expense	(45,132)	(47,421)	(43,870)	(40,447)	(42,568)

Income before equity in earnings of unconsolidated joint ventures, income tax expense of taxable REIT subsidiary and discontinued operations	32,471	34,298	35,159	42,180	44,854

Income from continuing operations	32,471	34,298	35,159	42,180	44,854

Earnings	77,603	81,719	79,029	82,627	87,422

Fixed Charges	45,132	47,421	43,870	40,447	42,568

Ratio of Earnings to Fixed Charges	1.72	1.72	1.80	2.04	2.05